Exhibit 99.1




                            Explanation of Responses


1. These securities are held in the account of (i) Touradji Global Resources Master Fund, Ltd., which acts as a master fund to Touradji Global Resources Fund, L.P. and Touradji Global Resources Offshore Fund, Ltd. (collectively, the "Global Resources Funds") and (ii) Touradji DeepRock Master Fund, Ltd., which acts as a master fund to Touradji DeepRock Partners, LP and Touradji DeepRock Offshore Fund, Ltd. (collectively, the "DeepRock Funds") (the DeepRock Funds collectively with the Global Resources Funds are referred to herein as the "Investment Vehicles"). The Investment Vehicles are private investment funds for which Touradji Capital Management, LP ("TCM") serves as investment manager. TCM and Paul Touradji may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of TCM's position as investment manager of the Investment Vehicles and Mr. Touradji's status as the managing member of the general partner of TCM and the portfolio manager of the Investment Vehicles. Each of the Reporting Persons hereby disclaims beneficial ownership of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934 except to the extent of his or its pecuniary interest therein.